UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Digital Turbine, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25400W102
(CUSIP Number)
Robert S. Ellin c/o Trinad Management, LLC 269 South Beverly Drive, Suite 1450 Beverly Hills 90212 (310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400W102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Capital Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,524,185 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,524,185 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,524,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (a) 1,488,471 issued and outstanding shares of common stock of Digital Turbine, Inc. (the “Issuer”) and (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. (“Trinad Master”), at an exercise price of $3.50 per share.

CUSIP No. 25400W102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000 (1)
	8.	Shared Voting Power 1,524,185 (2)
	9.	Sole Dispositive Power 20,000 (1)
	10.	Shared Dispositive Power 1,524,185 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,544,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) IA

(1) Represents 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC (“Trinad LLC”), assuming a conversion price of $5.00 per share.

(2) Includes (a) 1,488,471 issued and outstanding shares of common stock held by Trinad Master and (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Master, at an exercise price of $3.50 per share.

CUSIP No. 25400W102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Ellin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 644,879 (1)
	8.	Shared Voting Power 1,544,185 (2)
	9.	Sole Dispositive Power 644,879 (1)
	10.	Shared Dispositive Power 1,544,185 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) IN, HC

(1) Represents 644,879 issued and outstanding shares of common stock held by Mr. Ellin.

(2) Includes (a) 1,488,471 issued and outstanding shares of common stock held by Trinad Master, (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Master, at an exercise price of $3.50 per share, and (c) 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad LLC, assuming a conversion price of $5.00 per share.

This Statement on Schedule 13D constitutes Amendment No. 12 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2005, as amended. Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D and its subsequent amendments, remains in effect

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share, (“Common Stock”) of Digital Turbine, Inc. (“Issuer”). The principal executive offices of the Issuer are located at 2811 Cahuenga Boulevard West, Los Angeles, California 90068.

Item 2.	Identity and Background

(a), (c) and (f):

This Schedule is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands exempted company (“Trinad Master”), which is principally engaged in investing in micro-cap companies.

(ii) Trinad Management, LLC, a Delaware limited liability company (“Trinad LLC”), which is principally engaged in the business of managing the investments of the Trinad Master.

(iii) Robert S. Ellin, an individual and United States citizen, who serves as the managing member of Trinad LLC and the portfolio manager for Trinad Master.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b):

The address of the principal business office of each Reporting Person is 269 South Beverly Drive, Suite 1450, Beverly Hills 90212.

(d) and (e):

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the date on which Amendment No. 11 to the Statement on Schedule 13D was filed, the Reporting Persons used working capital to purchase shares of the Issuer’s Common Stock on the open market and exercised options in the quantities and at the prices set forth in Exhibit B.

The Reporting Persons effect transactions in securities primarily through margin accounts maintained with Interactive Brokers Corp. and Barclays Wealth, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

This Amendment is being filed to report the decrease in the beneficial ownership of the Reporting Persons in the Issuer’s Common Stock as a result of the Issuer’s recent issuance of additional shares.

Depending on their assessment of the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and for the Issuer’s securities, the Reporting Persons may sell or otherwise dispose of all or some of its remaining shares of Common Stock, maintain their present ownership interest in the Common Stock or acquire additional shares of Common Stock.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof:

(i) Trinad Master is the beneficial owner of 1,524,185 shares of Common Stock, representing approximately 2.7% of the Common Stock of the Issuer. See note (A) below.

(ii) Trinad LLC (a) is the beneficial owner of 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad LLC, assuming conversion price $5.00 per share, and (b) as the investment manager of Trinad Master, may be deemed to be the beneficial owner of the 1,524,185 shares of Common Stock owned by Trinad Master, representing, in the aggregate, approximately 2.7% of the Common Stock of the Issuer. See note (B) below.

(iii) Robert S. Ellin (a) is the beneficial owner of 644,879 shares of Common Stock, (b) as the managing member of Trinad LLC, may be deemed to be the beneficial owner of the 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad LLC, assuming conversion price $5.00 per share, and (c) as portfolio manager for Trinad Master, may be deemed to be the beneficial owner of the 1,524,185 shares of Common Stock held by Trinad Master, representing, in the aggregate, approximately 3.8% of the Common Stock of the Issuer . See note (B) below.

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock reported in this Schedule, except to the extent that any such shares are held in its name.

Notes:

(A) The percentages herein with respect to Trinad Master were calculated based on 57,143,608 shares of the Issuer’s Common Stock, comprised of (a) 57,107,894 shares of Common Stock outstanding as of March 10, 2015 as reported in the Issuer’s current report on Form 8-K, as filed with the SEC on March 11, 2015 (the “Current Report”) plus (b) 35,714 shares of Common Stock issuable to Trinad Master upon exercise of the warrants described in the Tables above.

(B) The percentages herein with respect to Trinad LLC and Robert S. Ellin were calculated based on 57,163,608 shares of the Issuer's Common Stock, comprised of (a) 57,107,894 shares of Common Stock outstanding as of March 10, 2015 as reported in the Current Report, plus (b) 35,714 shares of common stock issuable to Trinad Master upon exercise of the warrants described above, plus (c) 20,000 shares of common stock issuable to Trinad LLC upon the conversion of convertible stock described in the Tables above.

(b)           With respect to all of the shares that are directly or indirectly held by Trinad Master and Trinad LLC, Mr. Ellin has the sole power to vote and dispose or direct the disposition of the shares.

(c)           Transactions effected by the Reporting Persons in the Common Stock of the Issuer during the last 60 days are listed on Exhibit B.

(d)           Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           As of March 5, 2015, each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 28, 2011, the Issuer entered into the executive chairman agreement with Mr. Ellin. Pursuant to the executive chairman agreement, Mr. Ellin received a grant of 3,400,000 shares of Common Stock (on a pre-split basis) that vest in three equal tranches upon the occurrence of certain debt and/or equity financings of the Issuer or the Issuer’s achievement of certain total enterprise values, or upon the earlier change of control of the Issuer.

In addition, the Issuer entered into restricted stock agreement with Mr. Ellin, which governs an aggregate of 4,400,000 shares of Common Stock (on a pre-split basis) issued to Mr. Ellin. Pursuant to the terms of the restricted stock agreements, 3,400,000 of the shares are fully vested as of the date of issuance, and may not be transferred by Mr. Ellin for two years following the date of issuance; the remaining 1,000,000 shares vested on December 28, 2012 and were non-transferrable by Mr. Ellin for one year following the vesting date. The shares were issued in consideration of Mr. Ellin’s past and future services without the payment of any cash consideration by Mr. Ellin.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following additional exhibits are filed: a Joint Filing Agreement, attached as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2015

Trinad Capital Master Fund Ltd.

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Management, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: March 12, 2015

Trinad Capital Master Fund Ltd.

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Management, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

Exhibit B

Transactions by the Reporting Persons in the securities of the Issuer during the preceding 60 days:

Reporting Person	Trade Date	Number of Shares Bought (or Sold)	Price Per Share (Excluding Commission)
Trinad Master	1/12/2015	20,000	3.1800
Trinad Master	1/13/2015	4,800	3.0510
Trinad Master	1/15/2015	4,600	3.4229
Trinad Master	1/22/2015	5,000	3.0366
Robert S. Ellin	1/27/2015	10,000	2.9468
Robert S. Ellin	1/30/2015	13,079	3.2652
Robert S. Ellin	2/20/2015	26,800	2.5000
Trinad Master	2/20/2015	(16,355)	3.2733